SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For May 5th 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F __X__         Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  _____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                               1st Quarter Results

   MUNICH, Germany--(BUSINESS WIRE)--May 5, 2004--

              Allianz Group in the first Quarter of 2004

Positive trend in operating business continues - Profit after taxes estimated at around 650 million euros - Improvements in all segments

The Allianz Group continued the positive trend in earnings during the 1st quarter of 2004. Progress in operating business for all four business segments contributed to this development. Provisional figures indicate that the operating result at some 1.1 billion euros was appr. 35 percent above the year- earlier value of 834 million euros. The Group achieved an estimated profit after taxes in the order of around 650 million (Q1 2003: minus 546 million) euros. Favorable conditions in the capital markets contributed toward this.

Total premium income in insurance business in the 1st quarter of 2004 amounted to approximately 25 billion euros and was in the region of the figure reported in the previous year (25.1 billion euros). Adjusted for consolidation and exchange-rate effects, growth reached around 3 percent. In Property and Casualty insurance in particular, emphasis was placed on profitable growth. A strict underwriting policy and a pricing structure geared appropriately to risk contributed to further improvement in the Combined Ratio - i.e. the ratio of claims and expenses to premiums earned - to less than 96 percent (Q1 2003: 97.7 percent).

In Banking Business, which is primarily governed by performance at Dresdner Bank, expenses and risk provisions were significantly reduced. Dresdner Bank contributed to the Allianz Banking segment with an operating result in the order of around 170 million euros. A positive result after taxes is therefore achieved
- following a loss of 353 million euros in the 1st quarter of the previous year.

All assessments are as always subject to the following cautionary statements

Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward- looking information contained herein.

No obligation to update

The company assumes no obligation to update any forward-looking information contained herein.

   Short Name: Allianz AG
   Category Code: QRF
   Sequence Number: 20201
   Time of Receipt (offset from UTC): 20040505T072926+0100

    CONTACT: Allianz AG

                                       Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          ALLIANZ AKTIENGESELLSCHAFT



                                            By:    /s/ Dr. Reinhard Preusche
                                                 -------------------------------
                                                 Dr. Reinhard Preusche
                                                 Group Compliance



                                            By:    /s/ Dr. Giovanni Salerno
                                                 -------------------------------
                                                 Dr. Giovanni Salerno
                                                 Group Compliance


Date:    May 5th 2004